UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated May 9, 2025, announcing the release of the registrant’s financial results for the 1st quarter 2025.

TURKCELL

İLETİŞİM HİZMETLERİ

FIRST QUARTER 2025 RESULTS

Building on a Strong Start

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company” or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”) unless otherwise stated.

•	As of Q1 2025, we have revised our revenue segmentation. The figures are presented according to this new structure. Please refer to page 4 and the Excel file available on the Turkcell IR website for a comprehensive explanation and comparison.

•	We have three reporting segments:

o	"Turkcell Türkiye," which comprises our telecom, digital services, and digital business services related businesses, retail channel operations, smart devices management, and consumer electronics sales through digital channels in Türkiye. All non-financial data presented in this press release is unconsolidated and comprises Turkcell Türkiye only figures unless otherwise stated. The terms "we," "us," and "our" in this press release refer only to Turkcell Türkiye, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our international, non-group call center, energy businesses, and intersegment eliminations.

•	This press release provides a year-on-year comparison of our key indicators and figures in parentheses following the operational and financial results for March 31, 2025 refer to the same item as at March 31, 2024. For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2025, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the first quarter of 2024, and 2025 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release, totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year percentage comparisons appearing in this press release reflect mathematical calculation.

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NOTICE

This press release contains the Company’s financial information for the period ended March 31, 2025, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This press release contains the Company’s financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS29”). Therefore, the financial statement information included in this press release for the periods presented is expressed in terms of the purchasing power of the Turkish Lira as of March 31, 2025. The Company restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of March 31, 2025. Comparative financial information has also been restated using the general price index of the current period.

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, and without limitation, our targets for consolidated revenue growth, data center and cloud revenue growth, EBITDA margin, and operational capex over sales ratio for the full year 2025. In establishing such guidance and outlooks, the Company has used a certain number of assumptions regarding factors beyond its control, in particular in relation to macroeconomic indicators, such as expected inflation levels, that may not be realized or achieved. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position, and business strategy, may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe,” “continue,” and “guidance.”

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements. Should one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned, or projected.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance, or achievements to differ materially from our future results, performance, or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward- looking statements, see our Annual Report on Form 20-F for 2024 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion, and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees, or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

3

SEGMENT INFORMATION1

The Group had divided its main operating segments into three groups: Turkcell Türkiye, Turkcell International, and Techfin, within the framework of a strategy to provide integrated communication and technology services, ensuring economic integrity. Management has re-evaluated the operating segments and decided, as of the first quarter of 2025, to separate the existing operating segments into two groups: Turkcell Türkiye and Techfin. After Ukraine sales, the companies in the Turkcell International segment have been classified under the Other.

Turkcell Satış, where consumer electronics sold through digital channels, smart device management operations, and retail channel operations are conducted, was reported under the Other. Since these activities are regularly reviewed by central management through integrated channel management, along with integrated corporate business solutions, city hospitals, hardware, and corporate terminal operations, all operations of Turkcell Satış have been reclassified under the reportable segment of Turkcell Türkiye as of the first quarter of 2025.

There has been no change in the Techfin segment.

The classifications have no impact on the operating profit, net profit, or the cash flow statement.

Starting from Q125, our reporting segments will be as follows:

Turkcell Türkiye reportable segment includes mobile, fixed telecom, digital services and digital business services operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satış A.S’s (“Turkcell Satış”), Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Müzik Yayin ve Iletim A.S. (“Lifecell Müzik”), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”), TDC Veri Hizmetleri A.Ş (“TDC”) and Artel Bilişim Servisleri A.Ş (“Artel”).

Techfin reportable segment includes all financial services operations of Turkcell Finansman A.Ş (“Turkcell Finansman”), Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”),Paycell LLC(“Paycell LLC”), Paycell Europe GmbH (“Paycell Europe”), Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”), Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş (“Sofra”), Turkcell Dijital Teknolojileri Limited (“Turkcell Dijital Teknoloji”), and Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises of non-group call center operations of CJSC Belarusian Telecommunications Network (“BeST”), Kıbrıs Mobile Telekomunikasyon Limited Sirketi (“Kıbrıs Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures B.V (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”), BiP Digital Communication Technologies B.V (“BiP B.V.”), Turkcell Global Bilgi, Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”), Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”) and Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”).

(1)	Please refer to page 19 for the details of new segment breakdown.

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FINANCIAL HIGHLIGHTS

TRY million	Q124	Q125	y/y%
Revenue	42,567	47,963	12.7%
EBITDA[1]	17,614	20,959	19.0%
EBITDA Margin (%)	41.4%	43.7%	2.3	pp
EBIT[2]	4,865	8,214	68.8%
EBIT Margin (%)	11.4%	17.1%	5.7	pp
Net Income	3,638	3,082	(15.3)%

FIRST QUARTER HIGHLIGHTS

•	The Board of Directors has resolved to convene the Annual General Assembly Meeting for the 2024 fiscal year on May 15, 2025. For the agenda and further details, please click here.

•	Uninterrupted dividend distribution since 2016 and another proposed this year, the Group strengthen our track record of delivering consistent value to shareholders while maintaining robust financial health. The Board of Directors has proposed distributing a gross dividend of TRY 8,000,000,000, subject to shareholder approval at the 2024 Ordinary General Assembly. This corresponds to a gross dividend of TRY 3.6363636 (net TRY 3.0909091) per ordinary share with a nominal value of TRY 1. If approved, the dividend will be paid in cash in two equal installments on June 20, 2025 and December 26, 2025.

•	Fiber infrastructure continues to be a core strategic priority for the Group. In a significant development, the company has successfully renewed its agreement with BOTAŞ through a tender amounting to $25.5 million annually. The extension grants rights for an additional 15 years, further strengthening the Group’s position in the fixed market.

•	Robust financial results driven by strong ARPU growth, supported by Techfin business.

o	Group revenues grew 12.7% on a yearly basis, reaching TRY48.0 billion thanks to strong ARPU growth and effective upselling initiatives. The techfin segment recorded revenue growth of 31.5%, maintaining its strong momentum. The revenue of Data Center & Cloud business, which is part of guidance beginning with this year, was also up 47.5% on a yearly basis.

o	EBITDA[1] increased 19.0%, leading to an EBITDA margin of 43.7%, marking a yearly improvement of 2.3pp; EBIT[2] was up 68.8%, resulting in an EBIT margin of 17.1%.

o	Despite macroeconomic fluctuations net income was recorded as TRY3.1 billion.

o	Net leverage[3] level at 0.21x; net short FX position of US$76 million in line with our neutral FX definition, which is between plus and minus US$200 million

•	Operational performance with a focus on profitability

o	153 thousand quarterly mobile postpaid net additions, postpaid subscriber base share at 76%

o	30 thousand fiber net additions

o	Surpassing 6.0 million total homepasses; 43 thousand new fiber homepasses in this quarter

o	Solid ARPU performance; Mobile ARPU[4] growth of 15.9%, residential fiber ARPU growth of 17.7%

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Our net debt calculation to include "financial assets at fair value through other comprehensive income” reported under current and non-current assets, and “financial assets at amortized cost”. Required reserves held in CBRT balances are not included in net debt calculation, and this has been reflected in previous quarters’ figures

(4) Excluding M2M

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COMMENTS BY CEO, ALİ TAHA KOÇ, PhD

A Promising Start to 2025

As Türkiye’s leading telecommunications and technology company, Turkcell enters another year with a firm commitment to shaping the future-prioritizing sustainable growth and delivering lasting value for all stakeholders. Despite ongoing macroeconomic volatility and intense competition in the sector, we continued to deliver strong financial results, driven by robust ARPU growth from our inflationary pricing strategy and strong growth momentum in our Techfin business. This strong performance reflects the resilience of our diversified business model and our ability to execute our strategy, and further strengthens our ambitions for growth and long-term value creation.

In the first quarter of 2025, our consolidated revenues rose to TRY 48.0 billion, marking a 12.7% year-on-year increase, driven by ARPU growth in both mobile and fixed segments of our telecommunications business, an expanding subscriber base driven by postpaid subscriber additions, and strong revenue growth in our strategic focus areas. Our Techfin segment revenues rose 31.5%, while our data center and cloud business grew by 47.5% this quarter. Consolidated EBITDA1 increased by 19.0% to reach TRY 21.0 billion, while the EBITDA margin rose by 2.3 points to 43.7%. We delivered a net profit of TRY 3.1 billion. The remarkable results we achieved in the first quarter of the year have reinforced our confidence in reaching our 2025 targets.

Strong ARPU growth in both mobile and fixed segments

The mobile market performed in line with our expectations during the first quarter of the year. The volume in the Mobile Number Portability (MNP) market was lower compared to the previous quarter, but dynamic than the same period last year. Aligned with our strategy for sustainable value creation, we maintained our focus on acquiring postpaid subscribers in the mobile segment. We had a net addition of 153 thousand postpaid mobile subscribers, while the share of postpaid subscribers in the total mobile subscriber base rose by 4 percentage points year-on-year to reach 76%. Driven by our upsell efforts, the net addition of 1.6 million postpaid subscribers over the past 12 months, and our inflationary pricing strategy, mobile ARPU2 recorded solid year-on-year growth of 15.9%.

In the fixed segment3, we strengthened our fiber subscriber base by a net addition of 30 thousand new customers through our high-quality, end-to-end fiber service. The number of subscribers using our services via other internet service providers’ (ISPs) fiber infrastructure surpassed 19 thousand. Through our investments in fixed broadband infrastructure, we enabled fiber access for 43 thousand new homepasses, increasing our total homepass to over 6.0 million. Fiber ARPU continued its strong growth and rose by 17.7%, supported by a higher share of subscribers using speeds of 100 Mbps and above, an increase in the proportion of customers with 12-month contracts, price adjustments, and the contribution of our IPTV service.

As part of our commitment to strengthening the fixed market presence, we achieved a key milestone by winning a tender amounting to USD 25.5 million annually, to renew our BOTAŞ agreement. This 15-year extension enhances our fiber infrastructure capabilities and supports the sustainable expansion of our services.

To enhance user experience, we stay ahead of the latest technological advancements, ensuring innovations reach our customers swiftly and seamlessly. In February, we became Türkiye’s first operator to introduce Wi-Fi 7 technology to our fiber customers. With the advanced technology offered by Wi-Fi 7, our subscribers can access download and upload speeds of up to 1,000 Mbps.

Momentum in the Techfin segment remains strong

Our Techfin business, which includes the Paycell and Financell, continues to contribute to our consolidated financial performance through strong revenue growth. Paycell, which offers secure and fast payment solutions, increased its revenues by 47.8% year-on-year, driven particularly by the contribution of mobile payment and POS solutions. Despite weakness in consumer appetite due to the macroeconomic environment, Financell’s revenues increased by 8.2% year-on-year, supported by effective campaign management and the positive contribution of personalized pricing strategies. Net Interest Margin (NIM) rose by 3.4 percentage points year-on-year to 4.7%, supported by decrease in funding costs.

6

We are committed to maintaining our leading position in the Türkiye Data Center market, gained through our first mover advantage, driven by our strong belief in the long-term potential of the sector. In this respect, for the first time, we announced a revenue growth guidance for our Data Center and Cloud business in 2025. The 47.5% growth achieved in the first quarter demonstrates a positive outlook for reaching our year-end guidance.

Sustainability is at the heart of our business

With our qualified human capital, strong financial structure, and commitment to operational excellence, we remain firmly focused on creating long-term and sustainable value. The inaugural sustainable bond issuance we carried out in January was a significant indicator of this commitment. Driven by this vision, we continue to advance our renewable energy investments across our operations. We increased our active land-based solar energy capacity from 8.2 MW by the end of 2024 to 28.2 MW this quarter. We are gradually commissioning our new plants upon the completion of the permitting process, thereby increasing the share of self-generated renewable energy in our total energy consumption. We consider sustainability not only as an environmental concern, but also as a social and corporate responsibility. With that in mind, we continue to implement numerous projects such as “Digital Spring,” “Whiz Kids” and “Recycle into Education” that aim to benefit our human capital, the society we live in, nature and future generations.

In March, we once again had the honor of representing Türkiye at the Mobile World Congress, organized by the GSMA, a board on which I am proud to serve. Throughout the congress, we showcased Turkcell’s pioneering initiatives to the world and signed over 20 strategic alliance agreements with global technology brands. All these steps reflect our vision of positioning Türkiye at the heart of the digital transformation.

I would like to thank all my colleagues who walk this journey with us, our Board of Directors for their trust and support, and our customers and business partners who stand with us every step of the way on our journey to success.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income

(2) Excluding M2M

(3) As of the fourth quarter of 2024, our fixed broadband subscriber reporting has been revised. Turkcell Fiber refers to customers served entirely through our own fiber infrastructure, while Turkcell Resell includes DSL, Cable, and Fiber sales provided through infrastructures of other ISPs. Accordingly, historical subscriber figures have been revised to ensure comparability.

7

FINANCIAL AND OPERATIONAL REVIEW OF FULL YEAR

Financial Review of Turkcell Group

	Quarters
Profit & Loss Statement (million TRY)	Q124	Q125	y/y%
Revenue	42,566.8	47,962.6	12.7%
Cost of revenue[1]	(20,644.0)	(21,594.2)	4.6%
Cost of revenue1/Revenue	(48.5)%	(45.0)%	3.5	pp
Gross Margin[1]	51.5%	55.0%	3.5	pp
Administrative expenses	(1,603.5)	(2,000.3)	24.7%
Administrative expenses/Revenue	(3.8)%	(4.2)%	(0.4	)pp
Selling and marketing expenses	(2,427.7)	(3,214.9)	32.4%
Selling and marketing expenses/Revenue	(5.7)%	(6.7)%	(1.0	)pp
Net impairment losses on financial and contract assets	(277.5)	(194.1)	(30.1)%
EBITDA[2]	17,614.2	20,959.1	19.0%
EBITDA Margin	41.4%	43.7%	2.3	pp
Depreciation and amortization	(12,749.6)	(12,745.6)	(0.0)%
EBIT[3]	4,864.6	8,213.5	68.8%
EBIT Margin	11.4%	17.1%	5.7	pp
Net finance income / (costs)	222.1	(358.1)	(261.2)%
Finance income	7,564.3	3,956.2	(47.7)%
Finance costs	(10,998.7)	(5,273.1)	(52.1)%
Monetary gain / (loss)	3,656.5	958.8	(73.8)%
Other income / (expenses)	(301.6)	(449.7)	49.1%
Non-controlling interests	7.5	-	(100.0)%
Share of profit of equity accounted investees	(77.2)	(864.0)	1,019.2%
Income tax expense	(1,823.6)	(3,459.7)	89.7%
Profit /(loss) from discontinued operations	746.6	-	(100.0)%
Net Income	3,638.4	3,082.1	(15.3)%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group rose by 12.7% year-on-year in the first quarter of 2025, primarily driven by strong net additions of postpaid subscribers, price adjustments aligned with our inflationary pricing policy, and effective upsell efforts. The Techfin segment maintained its growth momentum with a year-on-year increase of 31.5%, making a positive contribution to the Group’s topline.

In the first quarter, Turkcell Türkiye4 revenues, representing 91% of Group revenues, increased by 11.6% to TRY43,523 million (TRY38,984 million).

-	Turkcell Türkiye’s strong performance was largely driven by the Consumer[4] business which delivered 13.9% growth and accounted for 77% of this segment revenues. Group was supported by price revisions, subscriber growth across both mobile and fixed services, and successful upselling initiatives.

-	Corporate[4] revenues increased by 10.6%, mainly driven by ARPU growth. Within Digital Business Services, service revenues grew by 22.5%, partially offsetting a decline in hardware services.

-	Wholesale[4] revenues were down 8.7% to TRY1,797 million (TRY1,969 million).

(4) As of Q1 2025, we have revised our revenue segmentation. The figures are presented according to this new structure. Please refer to page 4 and the Excel file available on the Turkcell IR website for a comprehensive explanation and comparison.

8

Techfin segment revenues, accounting for 6% of Group revenues, grew by 31.5% to TRY2,747 million (TRY2,089 million). The primary driver of this growth was Paycell business. Please refer to the Techfin section for details.

Other1 segment revenues, comprising 4% of Group revenues, which mostly include Turkcell International revenues, energy business revenues and non-group call center, rose 13.4% to TRY1,693 million (TRY1,493 million).

Cost of revenue (excluding depreciation and amortization) decreased to 45.0% (48.5%) as a percentage of revenues for the first quarter of 2025. This was driven mainly by the decline in cost of goods sold (1.5pp), interconnection cost (0.6pp), energy cost (0.6pp), funding cost (0.4pp) and other cost items (0.9pp), while the increase in mobile payment expense (0.5pp) as a percentage of revenues.

Administrative expenses increased to 4.2% (3.8%) as a percentage of revenues for this quarter. The primary driver of this increase was the rise in personnel expenses.

Selling and marketing expenses increased to 6.7% (5.7%) as a percentage of revenues. The rise in marketing expenses (0.6pp) and selling expenses (0.2pp) as a percentage of revenues was the main driver of this increase.

Net impairment losses on financial and contract assets were at 0.4% (0.7%) as a percentage of revenues in Q125.

EBITDA2 increased by 19.0% year-on-year in Q125 leading to an EBITDA margin of 43.7% with a 2.3pp improvement (41.4%).

-	Turkcell Türkiye EBITDA[1] rose by 18.1% to TRY19,835 million (TRY16,799 million), leading to an EBITDA margin of 45.6% (43.1%).

-	Techfin segment EBITDA[1] increased by 50.3% to TRY717 million (TRY477 million) with a 3.3pp expansion in EBITDA margin to 26.1% (22.8%). Lower funding costs boosted the EBITDA margin by 13.8pp, while mobile payment costs diluted it by 7.3pp.

-	The EBITDA[1] of Other was at TRY407 million (TRY338 million).

Depreciation and amortization expenses were almost flat in this quarter, amounting to TRY 12,746 million.

Net finance costs were at TRY358 million (TRY222 million income) in Q125. While the net FX loss significantly declined to TRY 1,381 million (down from TRY 3,186 million) reflecting effective management of the derivative portfolio and financial investments, the decline in the monetary gain led to a net finance cost.

See Appendix A for details of net foreign exchange gain and loss.

Other expenses increased to TRY450 million (TRY302 million) in Q125.

Income tax expense: increased to TRY3,460 million (TRY1,824 million) mainly due to higher deferred tax and corporate tax expenses. One of the underlying reasons for the increase was the recongnition of a tax-paying position for Q1 2025.

Net income of the Group decreased by 15.3% to TRY3,082 million (TRY3,638 million) in Q125. The strong EBITDA, with its growth exceeding revenue, was the key driver behind the net income. Please recall that the sale of our Ukrainian assets, amounting to TRY747 million, had a positive impact on net income in the same quarter last year. Excluding this impact net income increased by 6.6%. As stated above, income tax expenses were another item that diluted net income.

(1) As of Q1 2025, we have revised our revenue segmentation. The figures are presented according to this new structure. Please refer to page 4 and the Excel file available on the Turkcell IR website for a comprehensive explanation and comparison.

(2) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

9

Total cash & debt: Consolidated cash as of March 31, 2025, increased to TRY108,421 million up from TRY75,871 million as of December 31, 2024. This increase was primarily driven by the USD 1 billion Eurobond issuance completed in January 2025, which significantly strengthened our liquidity, allowing us to secure the necessary 5G financing at relatively favorable costs ahead of rising interest rates and borrowing expenses driven by global and local market challenges. Please also note that, as is customary in the first quarter of each year, a wireless usage fee payment of TRY 3.0 billion was made during this period, along with cash outflows related to our investments. Excluding FX swap transactions, 70% of our cash is in US$, 17% in EUR, 3% in CNY, and 10% in TRY.

Consolidated debt as of March 31, 2025, increased to TRY150,712 million from TRY114,840 million as of December 31, 2024. Please note that TRY6,411 million of our consolidated debt is comprised of lease obligations. Note, too, that 60% of our consolidated debt is in US$, 26% in EUR, 3% in CNY, and 11% in TRY.

Net debt1, as of March 31, 2025, increased to TRY16,637 million from TRY11,789 million as of December 31, 2024, with a net debt to EBITDA ratio of 0.21x.

Turkcell Group had a short net FX position of US$76 million at the end of this quarter (this figure takes hedging portfolio and advance payments into account). The short FX position of US$76 million is in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items, were at TRY16,117 million in Q125.

As of Q125, operational capital expenditures (excluding license fees) at the Group level were at 20.2% of total revenues.

	Quarters
Capital expenditures (million TRY)	Q124	Q125
Operational Capex	7,729.0	9,693.8
License and Related Costs	9.4	9.3
Non-operational Capex (Including IFRS15& IFRS16)	4,646.7	6,413.6
Total Capex	12,385.1	16,116.7

(1) Our net debt calculation to include "financial assets at fair value through other comprehensive income” reported under current and non-current assets, and “financial assets at amortized cost.” Required reserves held in CBRT balances are not included in net debt calculation, and this has been reflected in previous quarters’ figures

10

Operational Review of Turkcell Türkiye

	Quarters
Summary of Operational Data	Q124	Q424	Q125	y/y %		q/q %
Number of subscribers[1] (million)	42.8	43.1	43.1	0.7%		-
Mobile Postpaid (million)	27.6	29.1	29.3	6.2%		0.7%
Mobile M2M (million)	4.6	5.0	5.3	15.2%		6.0%
Mobile Prepaid (million)	10.6	9.2	9.0	(15.1)%		(2.2)%
Turkcell Fiber[2] (thousand)	2,334.0	2,454.5	2,484.4	6.4%		1.2%
Resell Fixed Broadband[2] (thousand)	806.1	779.0	774.2	(4.0)%		(0.6)%
ADSL (thousand)	762.3	738.2	721.8	(5.3)%		(2.2)%
Cable (thousand)	39.2	35.5	33.1	(15.6)%		(6.8)%
Fiber (thousand)	4.6	5.3	19.3	319.6%		264.2%
Superbox[3] (thousand)	737.6	680.3	660.0	(10.5)%		(3.0)%
IPTV (thousand)	1,450.1	1,462.8	1,456.3	0.4%		(0.4)%
Churn (%)[4]
Mobile Churn (%)	1.5%	2.8%	1.7%	0.2	pp	(1.1	)pp
Fixed Churn (%)	1.3%	1.8%	1.4%	0.1	pp	(0.4	)pp
Average mobile data usage per user (GB/user)	17.8	17.9	17.9	0.6%		-

(1) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(2) As of the fourth quarter of 2024, our fixed broadband subscriber reporting has been revised. Turkcell Fiber refers to customers served entirely through our own fiber infrastructure, while Turkcell Resell includes DSL, Cable, and Fiber sales provided through infrastructures of other ISPs. Accordingly, historical subscriber figures have been revised to ensure comparability.

(3) Superbox subscribers are included in mobile subscribers.

(4) Churn figures represent average monthly churn figures for the respective periods.

	Quarters
ARPU (Average Monthly Revenue per User) (TRY)	Q124	Q424	Q125	y/y %	q/q %
Mobile ARPU, blended	248.9	280.2	284.0	14.1%	1.4%
Mobile ARPU, blended (excluding M2M)	280.4	318.5	325.1	15.9%	2.1%
Postpaid	287.2	322.3	327.0	13.9%	1.5%
Postpaid (excluding M2M)	341.1	385.2	392.9	15.2%	2.0%
Prepaid	150.9	156.4	146.6	(2.8)%	(6.3)%
Fixed Residential ARPU, blended	316.2	371.8	371.8	17.6%	-
Residential Fiber ARPU	320.2	379.0	377.0	17.7%	(0.5)%

Despite a competitive environment, we have maintained our focus on postpaid subscribers achieving a net addition of 153 thousand this quarter. Our prepaid subscriber base decreased to 9.0 million primarily driven by the widespread adoption of alternative data solutions (such as e-SIM) and a shift in customer preferences toward postpaid tariffs. This shift has been influenced by rising taxes (increased by the revaluation rate), which are collected in advance from prepaid customers, as well as a general tendency to secure fixed prices in an inflationary environment. Thus, the share of postpaid subscribers in the total mobile subscriber base has reached %76, marking an annual increase of four percentage points. Due to the intense market dynamics, we experienced a slight increase in mobile churn rate, which we define as a healthy level, thanks to our effective churn management actions supported by our analytical models in Q125 compared to the same quarter last year.

Mobile ARPU (excluding M2M) posted a 15.9% year-on-year growth, driven by strategic price adjustments, effective upselling initiatives, and the ongoing expansion of our postpaid subscriber base. Please note that we have added 1.6 million postpaid subscribers over the past 12 months.

11

On the fixed front, our subscriber base reached 3.3 million on 25 thousand quarterly net additions. Our fiber subscriber base expanded by 30 thousand quarterly and 150 thousand annual net additions. Since early 2025, we have been offering fiber services over the incumbent operator’s infrastructure, and by the end of Q1, we reached 19 thousand subscribers in the resell fiber segment. Thanks to our focus on expanding fiber infrastructure, we extended our pure fiber services to an additional 43 thousand homepasses this quarter, bringing the total to over 6.0 million.

Fiber ARPU maintained its strong growth, increasing by 17.7%, driven by the rising share of subscribers using speeds of 100 Mbps and above, the increasing share of 12-month contracted customers, price adjustments, and the contribution of our IPTV service. We have followed the incumbent operator’s price increases in the fixed segment implemented in late March. ARPU growth will be sustained in the upcoming periods.

12

TECHFIN

	Quarters
Paycell Financial Data (million TRY)	Q124	Q125	y/y%
Revenue	940.4	1,390.0	47.8%
EBITDA	439.4	545.6	24.2%
EBITDA Margin (%)	46.7%	39.2%	(7.5	)pp
Net Income	102.3	186.0	81.8%

Paycell was the main driver of Techfin segment growth this quarter, achieving a remarkable 47.8% increase in its revenues. Mobile payment and POS services played a pivotal role in driving this success. The POS solution outpaced all other verticals in Paycell, achieving the fastest growth by more than doubling its performance due mainly to increasing virtual POS commission. It is worth noting that over 70% of Paycell’s revenues stemmed from non-group business, emphasizing its successful path toward broader market expansion. On the EBITDA front, the increasing share of POS business in revenues resulted in a contraction of the EBITDA margin.

The total transaction volume reached to TRY38 billion in the first quarter of 2025 by increasing 88% year on year. In addition to the POS solution, QR Code and direct carrier billing also supported the volume increase.

	Quarters
Financell Financial Data (million TRY)	Q124	Q125	y/y%
Revenue	1,162.4	1,257.3	8.2%
EBITDA	129.5	199.4	54.0%
EBITDA Margin (%)	11.1%	15.9%	4.8	pp
Net loss	(130.2)	(10.1)	(92.2)%

Despite relatively weak consumer demand and limited number of smartphones under TRY 20,000 eligible for 12-month installment plans, Financell’s revenues grew by 8.2% year-on-year in Q125. The main drivers of this growth were a higher average interest rate on the loan portfolio compared to the same period last year and personalized pricing offers. Financell also recorded 54.0% year-on-year EBITDA growth, achieving an EBITDA margin of 15.9% with an improvement of 4.8 percentage points, thanks to lower funding costs on a yearly basis.

Financell’s loan portfolio reached TRY 6.8 billion in Q125. As of the end of the first quarter, the company had 0.8 million active customers. Accordingly, Financell captured a 9% market share in loans under TRY 20,000 granted in Türkiye.

13

TURKCELL GROUP SUBSCRIBERS

Turkcell Group registered subscribers amounted to approximately 45.2 million as of March 31, 2025. This figure is calculated by taking the number of subscribers of Turkcell Türkiye, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Türkiye, and the mobile subscribers of BeST and Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q124	Q125	y/y%
Turkcell Türkiye subscribers[1] (million)	42.8	43.1	0.7%
BeST (Belarus)	1.5	1.5	-
Kuzey Kıbrıs Turkcell	0.6	0.6	-
Turkcell Group Subscribers (million)	44.9	45.2	0.7%

(1) Subscribers to more than one service are counted separately for each service. Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarters
	Q124	Q424	Q125	y/y%		q/q%
GDP Growth (Türkiye)	5.4%	3.0%	n.a	n.a		n.a
Consumer Price Index (Türkiye)(yoy)	68.5%	44.4%	38.1%	(30.4	)pp	(6.3	)pp
US$ / TRY rate
Closing Rate	32.2854	35.2233	37.7656	17.0%		7.2%
Average Rate	30.7624	34.4819	36.1936	17.7%		5.0%
EUR / TRY rate
Closing Rate	34.8023	36.7429	40.7019	17.0%		10.8%
Average Rate	33.3856	36.9917	38.0036	13.8%		2.7%
US$ / BYN rate
Closing Rate	3.2498	3.4735	3.1176	(4.1)%		(10.2)%
Average Rate	3.2100	3.4187	3.2953	2.7%		(3.6)%

14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS:

We believe that Adjusted EBITDA, among other key metrics, facilitates performance comparisons from period to period and management decision making. It also enables performance comparisons between companies. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible and intangible assets (affecting relative depreciation expense and amortization expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Quarters
Turkcell Group (million TRY)	Q124	Q125	y/y%
Consolidated profit before minority interest	3,630.9	3,082.1	(15.1)%
Profit /(loss) from discontinued operations	746.6	-	(100.0)%
Income tax expense	(1,823.6)	(3,459.7)	89.7%
Consolidated profit before income tax & minority interest	4,707.8	6,541.8	39.0%
Share of profit of equity accounted investees	(77.2)	(864.0)	1,019.2%
Finance income	7,564.3	3,956.2	(47.7)%
Finance costs	(10,998.7)	(5,273.1)	(52.1)%
Monetary gain / (loss)	3,656.5	958.8	(73.8)%
Other income / (expenses)	(301.6)	(449.7)	49.1%
EBIT	4,864.6	8,213.5	68.8%
Depreciation and amortization	(12,749.6)	(12,745.6)	(0.0)%
Adjusted EBITDA	17,614.2	20,959.1	19.0%

15

RECONCILIATION OF ARPU: ARPU is an operational metric and the methodology for calculating performance measures such as ARPU varies substantially among operators and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes this metric is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Türkiye revenues to such revenues included in the ARPU calculations for Q124 and Q125.

Reconciliation of ARPU	Q124	Q125
Turkcell Türkiye Revenue (million TRY)	38,984.4	43,523.4
Telecommunication services revenue	34,738.3	39,885.3
Equipment revenue	3,620.6	3,158.2
Other	625.4	479.8
Revenues which are not attributed to ARPU calculation[1]	(7.2)	(7.2)
Turkcell Türkiye revenues included in ARPU calculation[2]	31,121.7	35,893.4
Mobile blended ARPU (TRY)	248.9	284.0
Average number of mobile subscribers during the year (million)	38.1	38.2
Fixed residential ARPU (TRY)	316.2	371.8
Average number of fixed residential subscribers during the year (million)	2.8	3.0

(1) Revenue from fixed corporate and wholesale business; digital business sales; tower business, and other non-subscriber-based revenues

(2) Revenues from Turkcell Türkiye included in ARPU calculation comprise telecommunication services revenue, equipment revenue and revenues which are not attributed to ARPU calculation.

16

ABOUT TURKCELL: Turkcell, headquartered in Türkiye, is a leading technology and telecommunications company offering a diverse portfolio of voice, data, and IPTV services across its mobile and fixed networks, alongside digital consumer, enterprise, and techfin solutions. The Turkcell Group operates in three countries: Türkiye, Belarus, and Northern Cyprus. In Q125, Turkcell Group reported revenue of TRY48.0 billion, with total assets of TRY418.1 billion as of March 31, 2025. Listed on both the NYSE and BIST since July 2000, Turkcell remains the only dual-listed company on these exchanges. Read more at www.turkcell.com.tr.

For further information, please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

17

Appendix A – Tables

Table: Net foreign exchange gain and loss details

	Quarters
Million TRY	Q124	Q125	y/y%
Net FX loss before hedging	(3,708.3)	(1,783.3)	(51.9)%
Swap interest income/(expense)	254.9	115.1	(54.8)%
Fair value gain on derivative financial instruments	267.8	286.8	7.1%
Net FX gain / (loss) after hedging	(3,185.6)	(1,381.3)	(56.6)%

Table: Income tax expense details

	Quarters
Million TRY	Q124	Q125	y/y%
Current tax expense	(61.7)	(622.8)	909.4%
Deferred tax income / (expense)	(1,761.8)	(2,836.9)	61.0%
Income Tax expense	(1,823.6)	(3,459.7)	89.7%

18

Appendix B – New Segment Breakdown

Revenue Breakdown (IAS29 Applied)

(Million TRY)	Q124	Q224	Q324	Q424	2024	Q125
Turkcell Türkiye	38,984.4	40,698.6	42,990.1	45,283.3	167,956.4	43,523.4
Consumer Revenues	29,274.8	31,224.9	32,699.3	34,379.7	127,578.8	33,341.4
Corporate Revenues	7,260.8	6,889.5	7,098.6	8,388.6	29,637.5	8,031.1
Wholesale	1,968.8	2,150.2	2,735.2	2,298.8	9,153.0	1,796.9
Other	480.0	433.9	457.1	216.1	1,587.1	354.0
Techfin Business	2,089.3	2,235.2	2,493.3	2,684.8	9,502.5	2,746.6
Finance Business - Financell	1,162.4	1,206.9	1,319.5	1,292.2	4,980.9	1,257.3
Techfin - Paycell	940.4	1,024.4	1,134.6	1,222.1	4,321.6	1,390.0
Other	(13.5)	3.8	39.2	170.4	200.0	99.4
Other Segment	1,493.1	1,544.8	1,502.5	1,443.8	5,984.2	1,692.7
BeST	645.7	617.1	594.3	541.0	2,398.2	646.0
Kuzey Kıbrıs Turkcell	415.1	468.0	469.7	504.4	1,857.2	524.5
Turkcell Enerji (non-group)	135.3	111.6	136.6	97.0	480.5	205.8
Other	296.9	348.1	301.9	301.3	1,248.2	316.3
Consolidated Revenues	42,566.8	44,478.5	46,985.9	49,411.9	183,443.1	47,962.6

EBITDA Breakdown (IAS29 Applied)

(Million TRY)	Q124	Q224	Q324	Q424	2024	Q125
Turkcell Türkiye	16,799.0	18,192.4	19,607.8	18,501.9	73,101.1	19,835.0
Techfin	476.9	593.9	696.0	626.3	2,393.0	716.9
Other	338.3	179.1	465.3	349.2	1,331.9	407.2
Consolidated EBITDA	17,614.2	18,965.4	20,769.1	19,477.4	76,826.0	20,959.1

19

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTHS INTERIM PERIOD ENDED

31 MARCH 2025

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

CONTENT	PAGE

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

		31 March	31 December
	Notes	2025	2024
Assets
Property, plant and equipment	8	117,929,623	115,153,988
Right-of-use assets	10	12,453,255	11,197,645
Intangible assets	9	89,670,364	90,110,987
Investment properties		201,547	206,185
Trade receivables		312,801	361,043
Receivables from financial services		308,390	404,094
Contract assets		154,171	181,608
Financial assets at fair value through other comprehensive income	12	15,355,831	13,044,828
Financial assets at fair value through profit or loss	12	4,841,274	6,561,646
Deferred tax assets		6,287,957	2,793,259
Investments in equity accounted investees	20	4,962,741	5,826,750
Other non-current assets		6,792,222	7,943,979
Total non-current assets		259,270,176	253,786,012

Inventories		841,886	742,496
Trade receivables		19,877,515	18,119,905
Due from related parties	18	290,875	271,337
Receivables from financial services		7,549,415	7,861,063
Contract assets		5,776,973	5,723,757
Derivative financial instruments	14	2,747,545	2,248,706
Financial assets at amortized cost	12	1,184,544	1,173,158
Financial assets at fair value through other comprehensive income	12	1,863,945	2,466,979
Financial assets at fair value through profit or loss	12	2,408,517	3,933,300
Cash and cash equivalents	11	108,420,529	75,871,034
Other current assets		7,888,221	6,721,527
Total current assets		158,849,965	125,133,262

Total assets		418,120,141	378,919,274

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS OF 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

	Notes	31 March 2025	31 December 2024
Equity
Share capital		51,381,945	51,381,945
Share premium		46,157	46,157
Treasury shares		(1,511,805)	(1,461,802)
Reserves		3,453,527	2,432,528
Remeasurements of defined benefit plan		(3,398,069)	(3,399,291)
Retained earnings		159,863,109	156,780,999
Total equity		209,834,864	205,780,536

Liabilities
Borrowings	13	94,764,674	57,711,592
Trade and other payables		190,771	185,807
Due to related parties		4,145	278
Employee benefit obligations		3,516,722	3,337,189
Provisions		2,110,940	2,111,857
Deferred tax liabilities		11,666,374	5,778,015
Contract liabilities		2,315,168	2,369,490
Other non-current liabilities		1,705,141	1,670,097
Total non-current liabilities		116,273,935	73,164,325

Borrowings	13	55,946,834	57,128,184
Current tax liabilities		1,668,481	1,233,481
Trade and other payables		29,167,727	32,658,280
Due to related parties		707,913	1,056,488
Deferred revenue		628,672	558,636
Provisions		1,444,894	5,118,313
Contract liabilities		1,740,753	1,675,706
Derivative financial instruments	14	706,068	545,325
Total current liabilities		92,011,342	99,974,413

Total liabilities		208,285,277	173,138,738

Total equity and liabilities		418,120,141	378,919,274

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

	Notes	31 March 2025	31 March 2024
Revenue	4	45,408,937	40,705,704
Revenue from financial services	4	2,553,705	1,861,119
Total revenue		47,962,642	42,566,823

Cost of revenue		(32,726,825)	(32,052,316)
Cost of revenue from financial services		(1,612,968)	(1,341,212)
Total cost of revenue		(34,339,793)	(33,393,528)

Gross profit		12,682,112	8,653,388
Gross profit from financial services		940,737	519,907
Total gross profit		13,622,849	9,173,295

Other income	5	33,003	69,996
Selling and marketing expenses		(3,214,947)	(2,427,742)
Administrative expenses		(2,000,317)	(1,603,464)
Net impairment losses on financial and contract assets		(194,052)	(277,503)
Other expenses	5	(482,657)	(371,590)
Operating profit		7,763,879	4,562,992

Finance income	6	3,956,179	7,564,309
Finance costs	6	(5,273,092)	(10,998,729)
Monetary gain	6	958,836	3,656,477
Net finance costs / income		(358,077)	222,057

Share of profit of equity accounted investees	20	(864,009)	(77,206)
Profit before income tax		6,541,793	4,707,843

Income tax expense		(3,459,683)	(1,823,566)
Profit from continuing operations		3,082,110	2,884,277

Profit from discontinued operations	21	-	746,644
Profit for the year		3,082,110	3,630,921

Profit for the year is attributable to:
Owners of the Company		3,082,110	3,638,431
Non-controlling interests		-	(7,510)
Total		3,082,110	3,630,921

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		1.41	1.67
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		1.41	1.33
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)		-	0.34

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

	31 March 2025	31 March 2024
Profit for the period	3,082,110	3,630,921
Items that will not be reclassified to profit or loss:
Remeasurements of defined termination benefit	2,533	20,320
Income tax relating to remeasurements of defined termination benefit plans	(1,311)	(552)
	1,222	19,768
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	1,198,210	(280,331)
Fair value reserve	(623,276)	(9,845)
Cash flow hedges	(872,212)	780,122
Cost of hedging reserve	574,992	(718,571)
Loss on hedges of net investments in foreign operations	684,059	49,193
Income tax relating to these items	59,226	388,046
- Income tax relating to exchange differences	-	(21,543)
- Income tax relating to cash flow hedges	218,170	(438,295)
- Income tax relating to cost of hedging reserve	(143,748)	565,153
- Income tax relating to fair value reserve	155,819	7,143
- Income tax relating to hedges of net investments	(171,015)	275,588
	1,020,999	208,614
Other comprehensive income for the year, net of income tax	1,022,221	228,382
Total comprehensive income for the year	4,104,331	3,859,303
Total comprehensive income for the year is attributable to:
Owners of the Company	4,104,331	3,866,813
Non-controlling interests	-	(7,510)
Total	4,104,331	3,859,303

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

	Share capital	Treasury shares	Share premium	Legal reserves (*)	Fair value reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve (*)	Remeasurement of defined benefit plan	Retained earnings	Reserve of disposal group held for sale	Total	Non- controlling interests	Total equity
Balance at 1 January 2024	51,381,945	(1,177,997)	12,208	39,283,358	(143,038)	(8,796,080)	6,714,026	(11,778,865)	(26,177,568)	(3,253,033)	138,438,636	9,757,209	194,260,801	(20,585)	194,240,216
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	3,638,431	-	3,638,431	(7,510)	3,630,921
Other comprehensive income, net of income tax	-	-	-	-	(2,702)	324,781	341,827	(153,418)	(301,874)	19,768	-	-	228,382	-	228,382
Total comprehensive income	-	-	-	-	(2,702)	324,781	341,827	(153,418)	(301,874)	19,768	3,638,431	-	3,866,813	(7,510)	3,859,303
Discontinued operations	-	-	-	-	-	-	-	-	700,766	-		(700,766)	-	-	-
Other	-	-	-	-	-	-	-	-	-	-			-	2,694	2,694
Balance at 31 March 2024	51,381,945	(1,177,997)	12,208	39,283,358	(145,740)	(8,471,299)	7,055,853	(11,932,283)	(25,778,676)	(3,233,265)	142,077,067	9,056,443	198,127,614	(25,401)	198,102,213
Balance at 1 January 2025	51,381,945	(1,461,802)	46,157	38,638,151	(59,723)	(7,448,873)	6,282,414	(10,531,359)	(24,448,082)	(3,399,291)	156,780,999	-	205,780,536	-	205,780,536
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	3,082,110	-	3,082,110	-	3,082,110
Other comprehensive income, net of income tax	-	-	-	-	(467,457)	513,044	(654,042)	431,244	1,198,210	1,222	-	-	1,022,221	-	1,022,221
Total comprehensive income	-	-	-	-	(467,457)	513,044	(654,042)	431,244	1,198,210	1,222	3,082,110	-	4,104,331	-	4,104,331
Acquisition of treasury share	-	(50,003)	-	-	-	-	-	-	-			-	(50,003)		(50,003)
Balance at 31 March 2025	51,381,945	(1,511,805)	46,157	38,638,151	(527,180)	(6,935,829)	5,628,372	(10,100,115)	(23,249,872)	(3,398,069)	159,863,109	-	209,834,864	-	209,834,864

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

	Note	31 March 2025	31 March 2024
Cash flows from operating activities:
Profit for the year		3,082,110	2,884,277
Discontinued operations		-	746,644
Profit for the year including discontinued operations		3,082,110	3,630,921

Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	8	4,837,601	8,104,933
Amortization of intangible assets and right of use assets	9-10	7,907,927	5,656,082
Impairment on property, plant and equipment and intangible asset		64	(6,636)
Net finance expense		806,125	2,005,744
Fair value adjustments to derivatives		(329,588)	2,218,574
Income tax expense		3,459,683	1,953,872
Gain on sale of property, plant and equipment		6,904	(36,330)
Effects of exchange rate changes and inflation adjustments		5,959,810	(2,760,042)
Provisions		1,020,364	962,980
Share of (profit)/loss of associates and joint ventures	20	864,009	77,206
Fair value adjustments to financial assets through profit or loss		(295,109)	(957,843)
Non-cash other adjustments		35,696	59,218
		27,355,596	20,908,679
Change in operating assets/liabilities
Change in trade receivables		(1,636,904)	(1,957,833)
Change in due from related parties		(19,276)	(16,769)
Change in receivables from financial services		363,431	1,470,251
Change in inventories		(99,390)	57,294
Change in other current assets		(1,143,468)	(1,244,372)
Change in other non-current assets		(547,526)	323,914
Change in due to related parties		(369,334)	(288,511)
Change in trade and other payables		(4,302,064)	(8,188,583)
Change in other non-current liabilities		76,394	(81,586)
Change in employee benefit obligations		(94,994)	54,605
Change in short term contract asset		(53,882)	140,302
Change in long term contract asset		27,437	23,283
Change in deferred revenue		93,196	141,830
Change in short term contract liability		65,047	(247,449)
Change in long term contract liability		(54,322)	23,186
Changes in other working capital		(3,765,725)	(1,606,661)
Cash generated from operations		15,894,216	9,511,580

Interest paid		(2,991,322)	(1,948,517)
Income tax paid		(173,002)	153,223
Net cash inflow from operating activities		12,729,892	7,716,286

Cash flows from investing activities:
Acquisition of property, plant and equipment	8	(7,532,885)	(6,541,556)
Acquisition of intangible assets	9	(5,522,400)	(2,607,011)
Proceeds from sale of property, plant and equipment		317,034	468,909
(Payments for)/proceeds from advances given for acquisition of property, plant and equipment		1,721,811	(3,647,560)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		16,330,026	526,142
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(17,520,875)	(7,846,491)
Cash (outflows)/inflows from financial assets at amortized cost		1,480,127	3,566,514
Cash (outflows)/inflows financial assets at fair value through profit or loss		-	(2,664,951)
Interest received		3,386,194	2,510,686
Net cash outflow from investing activities		(7,340,968)	(16,235,318)

Cash flows from financing activities:
Proceeds from derivative instruments		159,654	122,682
Repayments of derivative instruments		(353,081)	(248,497)
Proceeds from issues of loans and borrowings		20,177,262	20,319,802
Proceeds from issues of bonds		39,437,944	6,855,406
Repayments of borrowings		(21,950,135)	(13,805,167)
Repayments of bonds		(1,949,980)	(4,476,825)
Acquisition of treasury shares		(50,003)	-
Payments of lease liabilities		(1,760,703)	(1,862,800)
Net cash outflow from financing activities		33,710,958	6,904,601

Net increase in cash and cash equivalents		39,099,882	(1,614,431)

Cash and cash equivalents at 1 January		75,536,450	85,531,638

Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		(6,352,848)	(9,923,667)

Cash and cash equivalents at 31 March	11	108,283,484	73,993,540

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Türkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul.

The Company operates under a 25-year GSM license granted in and effective from April 1998 (2G License), a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. On 7 April 2023, the 2G License has been extended to 30 April 2029. As of 31 March 2025, the Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The condensed consolidated interim financial statements of the Company as at and for the three months ended 31 March 2025 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These condensed consolidated interim financial statements were approved for issue on 9 May 2025.

As of 31 March 2025, the ownership interest and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95%.

As of 31 March 2025, the Group’s immediate shareholder is TVF BTIH, which is wholly owned by Türkiye Varlik Fonu (“TVF”). TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 March 2025.

2.	Basis of preparation of financial statements

These condensed consolidated interim financial statements for the three months ended 31 March 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2024.

The accounting policies and presentation are consistent with those of the previous financial year and corresponding interim reporting period.

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Türkiye and Turkish Republic of Northern Cyprus for the year ended 31 March 2025 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

Date	Index	Coversion factor	Cumulative inflation
31 March 2025	2,954.69	1.00	250%
31 December 2024	2,684.55	1.10	291%
31 March 2024	2,139.47	1.38	309%

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations

i)	The new standards, amendments and interpretations which are effective as of 1 January 2025 are as follows:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the Board issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. When applying the amendments, an entity cannot restate comparative information.

The Group expects no significant impact on its balance sheet and equity.

ii)	Standards, amendments and interpretations that are issued but not yet effective:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. the Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2015, IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted.

The Group will wait until the final amendment to assess the impacts of the changes.

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the Board issued amendments to the classification and measurement of financial instruments (amendments to IFRS 9 and IFRS 7). The amendment clarifies that a financial liability is derecognized on the ‘settlement date’. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendment also clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income are added with the amendment. The amendment will be effective for annual periods beginning on or after 1 January 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later. The new requirements will be applied retrospectively with an adjustment to opening retained earnings.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective:

Annual Improvements to IFRS Accounting Standards – Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, amending the followings:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards – Hedge Accounting by a First-time Adopter: These amendments are intended to address potential confusion arising from an inconsistency between the wording in IFRS 1 and the requirements for hedge accounting in IFRS 9.

-	IFRS 7 Financial Instruments: Disclosures – Gain or Loss on Derecognition: The amendments update the language on unobservable inputs in the Standard and include a cross reference to IFRS 13.

-	IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities and Transaction Price: IFRS 9 has been amended to clarify that, when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply derecognition requirement of IFRS 9 and recognise any resulting gain or loss in profit or loss. IFRS 9 has been also amended to remove the reference to 'transaction price”.

-	IFRS 10 Consolidated Financial Statements – Determination of a 'De Facto Agent': The amendments are intended to remove the inconsistencies between IFRS 10 paragraphs.

-	IAS 7 Statement of Cash Flows – Cost Method: The amendments remove the term of “cost method” following the prior deletion of the definition of 'cost method'.

Improvements are effective for annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted for all.

The amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity

In December 2024, the Board issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7). The amendment clarifies the application of the “own use” requirements and permits hedge accounting if these contracts are used as hedging instruments. The amendment also adds new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. The amendment will be effective for annual periods beginning on or after 1 January 2026. Early adoption is permitted but will need to be disclosed. The clarifications regarding the ‘own use’ requirements must be applied retrospectively, but the guidance permitting hedge accounting have to be applied prospectively to new hedging relationships designated on or after the date of initial application.

The Group expects no significant impact on its balance sheet and equity.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective: (continued)

IFRS 18 – The new Standard for Presentation and Disclosure in Financial Statements

In April 2024, IASB issued IFRS 18 which replaces IAS 1. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards, such as IAS 7, IAS 8 and IAS 34. IFRS 18 and the related amendments are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted. IFRS 18 will be applied retrospectively.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the Board issued IFRS 19, which allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. Unless otherwise specified, eligible entities that elect to apply IFRS 19 will not need to apply the disclosure requirements in other IFRS accounting standards. An entity that is a subsidiary, does not have public accountability and has a parent (either ultimate or intermediate) which prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards may elect to apply IFRS 19. IFRS 19 is effective for reporting periods beginning on or after 1 January 2027 and earlier adoption is permitted. If an eligible entity chooses to apply the standard earlier, it is required to disclose that fact. An entity is required, during the first period (annual and interim) in which it applies the standard, to align the disclosures in the comparative period with the disclosures included in the current period under IFRS 19.

The standard is not applicable for the Group.

Comparative information and revision of prior period financial information

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable comparability of the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

The Group had divided its main operating segments into three groups: Turkcell Türkiye, Turkcell International, and Techfin, within the framework of a strategy to provide integrated communication and technology services, ensuring economic integrity. Management has re-evaluated the operating segments and decided, as of 31 March 2025, to separate the existing operating segments into two groups: Turkcell Türkiye and Techfin. After sales of assets in Ukraine, the companies in the Turkcell International segment have been classified under the Other.

Turkcell Satış, where consumer electronics sold through digital channels, smart device management operations, and retail channel operations are conducted, was reported under the Other. Since these activities are regularly reviewed by central management through integrated channel management, along with integrated corporate business solutions, city hospitals, hardware, and corporate terminal operations, all operations of Turkcell Satış have been reclassified under the reportable segment of Turkcell Türkiye as of 31 March 2025.

As of 31 March 2024, the presented comparative information has been reclassified to ensure consistency with the current period presentation (Note 3). The changes in classifications do not affect the operating profit, period profit, and cash flow statement.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

3.	Segment information

As part of its strategy to offer integrated communication and technology services and to ensure economic integrity, the Group has divided its main operating segments into two groups: “Turkcell Türkiye” and “Techfin.” Although some of these strategic segments provide similar services, they are affected by different economic conditions and geographical locations. Therefore, they are regularly reviewed by the authority responsible for making decisions regarding the Group’s operations, based on resource allocation and performance. The authority responsible for making decisions related to the Group's operations is the Board of Directors. However, the Board of Directors may delegate its powers—excluding the non-delegable powers stipulated by law—to the CEO and other executives.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Türkiye reportable segment includes mobile, fixed telecom, digital services and digital business services operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satış A.S’s (“Turkcell Satış”), Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Müzik Yayin ve Iletim A.S. (“Lifecell Müzik”), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”), TDC Veri Hizmetleri A.Ş (“TDC”) and Artel Bilişim Servisleri A.Ş (“Artel”)

Techfin reportable segment includes all financial services operations of Turkcell Finansman A.Ş (“Turkcell Finansman”), Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”),Paycell LLC(“Paycell LLC”), Paycell Europe GmbH (“Paycell Europe”), Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”), Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş (“Sofra”), Turkcell Dijital Teknolojileri Limited (“Turkcell Dijital Teknoloji”), and Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises of non-group call center operations of CJSC Belarusian Telecommunications Network (“BeST”), Kıbrıs Mobile Telekomunikasyon Limited Sirketi (“Kıbrıs Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures B.V (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”), BiP Digital Communication Technologies B.V (“BiP B.V.”), Turkcell Global Bilgi, Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”), Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”) and Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”).

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, selling and marketing expenses, administrative expenses cost of revenue excluding depreciation and amortization.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

3.	Segment information (continued)

	31 March
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Total segment revenue	43,523,378	38,984,363	2,746,567	2,089,337	2,947,326	2,324,334	(1,254,629)	(831,211)	47,962,642	42,566,823
Inter-segment revenue	(267,471)	(315,853)	(192,862)	(228,218)	(794,296)	(287,140)	1,254,629	831,211	-	-
Revenues from external customers	43,255,907	38,668,510	2,553,705	1,861,119	2,153,030	2,037,194	-	-	47,962,642	42,566,823
Adjusted EBITDA	19,835,042	16,799,031	716,862	476,873	599,165	481,777	(191,944)	(143,522)	20,959,125	17,614,159

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

3.	Segment information (continued)

	31 March	31 March
	2025	2024
Profit for the period	3,082,110	2,884,277
Add/(Less):
Income tax expense	3,459,683	1,823,566
Finance income	(3,956,179)	(7,564,309)
Finance costs	5,273,092	10,998,729
Other income	(33,003)	(69,996)
Other expenses	482,657	371,590
Monetary loss	(958,836)	(3,656,477)
Depreciation and amortization	12,745,592	12,749,573
Share of gain of equity accounted investees	864,009	77,206
Consolidated adjusted EBITDA	20,959,125	17,614,159

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

4.	Revenue

	31 March
	Turkcell Turkiye		Techfin		Other		Intersegment Eliminations		Consolidated
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Telecommunication services	39,885,338	34,738,349	-	-	1,094,862	1,004,563	(41,517)	(75,574)	40,938,683	35,667,338
Equipment revenues	3,158,197	3,620,607	-	-	69,059	50,387	(5,655)	(8,034)	3,221,601	3,662,960
Revenue from financial services	-	-	2,746,567	2,089,337	-	-	(192,862)	(228,218)	2,553,705	1,861,119
Other	479,843	625,407	-	-	1,783,405	1,269,384	(1,014,595)	(519,385)	1,248,653	1,375,406
Total	43,523,378	38,984,363	2,746,567	2,089,337	2,947,326	2,324,334	(1,254,629)	(831,211)	47,962,642	42,566,823

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TL 1,161,164 as of 31 March 2025 (31 March 2024: TL 1,065,765).

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

4.	Revenue (continued)

	31 March 2025
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	39,885,338	-	1,094,862	(41,517)	40,938,683
At a point in time	360,839	-	1,481	-	362,320
Over time	39,524,499	-	1,093,381	(41,517)	40,576,363
Equipment Related	3,158,197	-	69,059	(5,655)	3,221,601
At a point in time	3,017,196	-	69,059	(5,655)	3,080,600
Over time	141,001	-	-	-	141,001
Revenue from financial operations	-	2,746,567	-	(192,862)	2,553,705
At a point in time	-	1,563,913	-	(182,958)	1,380,955
Over time	-	1,182,654	-	(9,904)	1,172,750
Other	479,843	-	1,783,405	(1,014,595)	1,248,653
At a point in time	73,351	-	1,182	-	74,533
Over time	406,492	-	1,782,223	(1,014,595)	1,174,120
Total	43,523,378	2,746,567	2,947,326	(1,254,629)	47,962,642
At a point in time	3,451,386	1,563,913	71,722	(188,613)	4,898,408
Over time	40,071,992	1,182,654	2,875,604	(1,066,016)	43,064,234

	31 March 2024
	Turkcell Turkiye	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	34,738,349	-	1,004,563	(75,574)	35,667,338
At a point in time	943,589	-	1,755	-	945,344
Over time	33,794,760	-	1,002,808	(75,574)	34,721,994
Equipment Related	3,620,607	-	50,387	(8,034)	3,662,960
At a point in time	3,472,625	-	50,387	(8,034)	3,514,978
Over time	147,982	-	-	-	147,982
Revenue from financial operations	-	2,089,337	-	(228,218)	1,861,119
At a point in time	-	905,742	-	(203,778)	701,964
Over time	-	1,183,595	-	(24,440)	1,159,155
Other	625,407	-	1,269,384	(519,385)	1,375,406
At a point in time	86,871	-	20,234	(2,787)	104,318
Over time	538,536	-	1,249,150	(516,598)	1,271,088
Total	38,984,363	2,089,337	2,324,334	(831,211)	42,566,823
At a point in time	4,503,085	905,742	72,376	(214,599)	5,266,604
Over time	34,481,278	1,183,595	2,251,958	(616,612)	37,300,219

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

5.	Other income and expense

Recognized in the statement of profit or loss:

	31 March 2025	31 March 2024
Depositary reimbursement	-	702
Gain on sale of fixed assets, net	-	31,027
Rent income	3,516	12,571
Other	29,487	25,696
Other income	33,003	69,996
Donation expenses	(214,418)	(269,257)
Litigation expenses	(94,493)	(10,897)
Loss on modification of lease contract	(43,875)	(40,134)
Loss on sale of fixed assets, net	(6,904)	-
Restructuring cost	-	(19,934)
Other	(122,967)	(31,368)
Other expense	(482,657)	(371,590)

6.	Finance income and costs

Recognized in the statement of profit or loss:

	31 March 2025	31 March 2024
Interest income	2,339,065	1,561,436
Income from financial assets carried at fair value	295,109	957,843
Cash flow hedges – reclassified to profit or loss	57,979	4,879,486
Net fair value gains on derivative financial instruments and interest	343,956	-
Interest income from financial instruments	920,070	165,544
Finance income	3,956,179	7,564,309
Net foreign exchange losses	(1,783,276)	(3,708,291)
Net interest expenses for financial assets and liabilities measured at amortized cost	(3,453,928)	(2,905,503)
Net fair value loss on derivative financial instruments and interest	-	(4,356,764)
Other	(35,888)	(28,171)
Finance costs	(5,273,092)	(10,998,729)
Monetary gain	958,836	3,656,477
Net finance costs	(358,077)	222,057

7.	Income tax expense

The corporate tax rate is 25% for companies (31 March 2024: 25%), 30% for financial companies (31 March 2024: 30%), and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

8.	Property, plant and equipment

	Balance at 1				Impairment expenses/	Effects of movements in	Balance at 31
Cost	January 2025	Additions	Disposals	Transfers	(reversals)	exchange rates	March 2025
Network infrastructure (All operational)	302,475,976	1,318,289	(233,969)	1,319,617	-	500,619	305,380,532
Land and buildings	23,046,546	1,016,179	(1,529)	1,803,108	-	(64,122)	25,800,182
Equipment, fixtures and fittings	19,887,000	427,889	(85,533)	27,545	-	(195,931)	20,060,970
Motor vehicles	280,320	28	(2,874)	-	-	2,138	279,612
Leasehold improvements	6,118,472	19,597	(151)	-	-	(285)	6,137,633
Electricity production power plant	543,938	-	-	-	-	-	543,938
Construction in progress	5,521,371	4,758,822	(80,318)	(3,150,270)	-	34,610	7,084,215
Total	357,873,623	7,540,804	(404,374)	-	-	277,029	365,287,082

Accumulated depreciation
Network infrastructure (All operational)	211,386,229	4,081,776	(120,877)	-	64	938,978	216,286,170
Land and buildings	5,258,431	268,762	(15,717)	-	-	(10,473)	5,501,003
Equipment, fixtures and fittings	19,853,798	453,467	(29,884)	-	-	(980,849)	19,296,532
Motor vehicles	239,983	4,046	(2,700)	-	-	4,410	245,739
Leasehold improvements	5,888,624	18,211	-	-	-	21,909	5,928,744
Electricity production power plant	92,570	6,701	-	-	-	-	99,271
Total	242,719,635	4,832,963	(169,178)	-	64	(26,025)	247,357,459

Net book value	115,153,988	2,707,841	(235,196)	-	(64)	303,054	117,929,623

Depreciation expense for the three months ended 31 March 2025 amounting to TL 4,833,027 including impairment losses are recognized in cost of revenue.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the three months period ended 31 March 2025 is TL 64 and are recognized within depreciation expenses.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

9.	Intangible assets

					Impairment expenses/	Effects of movements in
Cost	1 January 2025	Additions	Disposals	Transfers	(reversals)	exchange rates	31 March 2025
Telecommunication licenses	108,492,547	529	(20,339)	-	-	12,185	108,484,922
Computer software	177,637,730	3,455,512	(107,122)	109,117	-	718,924	181,814,161
Transmission line software	1,693,430	329	-	-	-	3,870	1,697,629
Indefeasible right of usage	1,735,745	218	-	-	-	-	1,735,963
Brand name	13,367	-	-	-	-	86	13,453
Customer base	54,680	-	-	-	-	(1,533)	53,147
Goodwill (*)	648,229	-	-	-	-	-	648,229
Subscriber acquisition cost	69,696,117	1,914,465	-	-	-	203,291	71,813,873
Electricity production license	958,759	-	-	-	-	-	958,759
Others	2,326,138	52,073	(8,366)	-	-	(4,098)	2,365,747
Construction in progress	400,648	99,274	-	(109,117)	-	619	391,424
Total	363,657,390	5,522,400	(135,827)	-	-	933,344	369,977,307
Accumulated amortization
Telecommunication licenses	82,835,199	1,565,091	(10,053)	-	-	615,829	85,006,066
Computer software	137,260,092	2,506,449	(35,569)	-	-	(398,857)	139,332,115
Transmission line software	1,708,131	5,703	-	-	-	(10,094)	1,703,740
Indefeasible right of usage	1,100,934	10,268	-	-	-	515	1,111,717
Brand name	3,054	-	-	-	-	6,797	9,851
Customer base	28,598	109	-	-	-	9,207	37,914
Subscriber acquisition cost	48,889,309	2,218,431	-	-	-	79,072	51,186,812
Electricity production license	151,190	11,821	-	-	-	23,177	186,188
Others	1,569,896	32,163	-	-	-	130,481	1,732,540
Total	273,546,403	6,350,035	(45,622)	-	-	456,127	280,306,943

Net book value	90,110,987	(827,635)	(90,205)	-	-	477,217	89,670,364

Amortization expenses for the three months ended 31 March 2025 amounting to TL 6,350,035 include impairment losses and are recognized in cost of revenue.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of computer software within the Group is TL 780,475 for the three-months interim period ending 31 March 2025.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

10.	Right-of-use assets

Closing balances of right of use assets as of 31 March 2025 and depreciation and amortization expenses for the related period is stated as below:

	Tangible						Intangible
	Site Rent	Building	Network equipment	Vehicles	Other	Tangible Total	Right of way	License	Intangible Total	Total
Balance at 1 January 2025	5,741,093	2,080,962	276,586	1,739,842	537,264	10,375,747	790,281	31,617	821,898	11,197,645
Depreciation and amortization charge for the year	(704,479)	(183,376)	(309,644)	(142,353)	(146,037)	(1,485,889)	(38,000)	(34,003)	(72,003)	(1,557,892)
Balance at 31 March 2025	5,779,225	2,463,576	1,140,901	1,560,576	603,829	11,548,107	836,589	68,559	905,148	12,453,255

As at 31 March 2024, the Company has additions to right-of-use assets amounting to TL 3,061,573 and interest expense on lease liabilities amounting to TL 542,338. Depreciation and amortization expenses amounting to TL 1,557,892 are recognized in cost of revenues.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

11.	Cash and cash equivalents

	31 March 2025	31 December 2024
Cash in hand	428	546
Banks	102,796,391	70,078,117
- Demand deposits	5,904,864	5,069,686
- Time deposits	44,716,046	51,389,303
- Receivables from reverse repo	52,175,481	13,619,128
Impairment loss provision	(11,842)	(10,775)
Other (*)	5,635,552	5,803,146
	108,420,529	75,871,034

(*) It consists of US Treasury Bills with a maturity of less than 90 days as of the acquisition date. The maturity date is on 15 May 2025.

As of 31 March 2025, the average effective interest rates of TL, USD, EUR and RMB time deposits are 42.7%, 4.3%, 3.3% and 0.3% (31 December 2024: 47.4%, 2.7%, 2.7% and 0.3%) respectively.

As of 31 March 2025, average maturity of time deposits is 35 days (31 December 2024: 35 days). Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	31 March 2025	31 December 2024
Cash and cash equivalents	108,420,529	75,871,034
Interest accrual of cash and cash equivalents	(137,045)	(334,584)
Total	108,283,484	75,536,450

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

12.	Financial assets

The details of financial assets as of 31 March 2025 and 31 December 2024 are as follows:

	31 March 2025		31 December 2024
	Non-current	Current	Non-current	Current
Fair value through profit or loss	4,841,274	2,408,517	6,561,646	3,933,300
- Currency protected time deposits (*)	-	2,408,517	-	3,933,300
- Investment funds (**)	4,841,274	-	6,561,646	-
Fair value through other comprehensive income	15,355,831	1,863,945	13,044,828	2,466,979
- Listed debt securities (***)	15,355,831	1,863,945	13,044,828	2,466,979
Amortized cost	-	1,184,544	-	1,173,158
- Time deposits with maturity of more than three months	-	1,184,544	-	1,173,158
	20,197,105	5,457,006	19,606,474	7,573,437

(*) Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss.

(**) Investment funds mainly consist of free market funds and Turkcell Venture Capital Investment Fund (GSYF), established by Re-Pie Portfolio Management Inc., as well as the shares and financial assets related to this fund. These funds are measured at fair value, and the corresponding changes in value are recognized in profit or loss.

(***) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values
	31 March 2025	31 December 2024	Fair value hierarchy	Valuation technique
Financial assets at fair value through				Pricing models based on quoted market
other comprehensive income	17,219,776	15,511,807	Level 1	prices at the end of the reporting period,
Financial assets at fair value				Pricing models based on quoted market
through profit or loss	4,218,507	5,973,657	Level 1	prices at the end of the reporting period,
Financial assets at fair value through profit or loss	2,408,517	3,933,300	Level 2	Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	622,767	587,989	Level 3	Pricing models based on discounted cash flow
	24,469,567	26,006,753

The movement of the financial assets which is shown in Level 3 are as follows:
	2025	2024
Opening balance	587,989	729,669
Addition	34,778	-
Closing balance	622,767	729,669

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

12.	Financial assets (continued)

As of 31 March 2025, the notional and fair value amounts of listed debt securities are as follows:

31 March 2025
Currency	Notional amount (Original currency)	Fair value (in TL)	Maturity
USD	95,000	3,697,154	15 May 2034
TRY	2,914,000	2,706,038	10 February 2027
USD	54,500	2,272,711	16 October 2028
USD	35,000	1,338,078	26 February 2035
EUR	24,500	1,081,233	21 May 2030
TRY	1,000,000	1,025,181	27 September 2034
USD	22,500	918,943	12 November 2026
USD	20,000	752,100	4 February 2030
USD	15,000	622,460	1 October 2025
USD	13,000	510,462	12 December 2025
USD	11,500	462,288	5 October 2034
USD	11,000	430,416	16 January 2029
USD	10,000	388,262	3 December 2025
TRY	250,000	255,690	8 November 2028
TRY	251,000	227,720	12 September 2029
EUR	5,000	205,962	16 September 2025
USD	4,500	188,280	19 October 2028
USD	3,620	136,798	1 April 2025
		17,219,776

As of 31 March 2025, the notional and fair value amounts of currency protected time deposits are as follows:

31 March 2025
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
USD	50,532	2,408,517	25 April 2025

		2,408,517

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

12.	Financial assets (continued)

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 March	31 March
	2025	2024
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	(623,276)	(9,845)
Related to financial assets, tax effect	155,819	7,143
	(467,457)	(2,702)

13.	Loans and borrowings

	31 March	31 December
Long-term borrowings	2025	2024
Unsecured bank loans	28,666,424	28,171,065
Secured bank loans	8,574,110	7,264,499
Lease liabilities	4,154,575	4,157,765
Debt securities issued	53,369,565	18,118,263
	94,764,674	57,711,592

	31 March	31 December
Short-term borrowings	2025	2024
Unsecured bank loans	26,366,873	31,898,483
Secured bank loans	1,306,705	1,345,244
Lease liabilities	2,256,835	1,150,038
Debt securities issued	26,016,421	22,734,419
	55,946,834	57,128,184

The sale process of the conventional bond issuance of the Company with a nominal amount of USD 500 million, 5- year maturity, a redemption date of 24 January 2030, a fixed annual coupon rate of 7.45%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025.

The sale process of the sustainable bond issuance of the Company with a nominal amount of USD 500 million, 7- year maturity, a redemption date of 24 January 2032, a fixed annual coupon rate of 7.65%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025.

Within the scope of the issue limit of TRY 8,000,000 approved by the Capital Markets Board;the book building of the financing bond issuance of the Company with a maturity date of 09 May 2025, an annual simple interest of 43.50% with a nominal amount of TRY 2,000,000 to qualified investors within Türkiye,without a public placement was completed, and the securities were transferred to the investor accounts on 30 January 2025.

Within the scope of the issue limit of TRY 8,000,000 approved by the Capital Markets Board; the book building of the financing bond issuance of the Company with a maturity date of 02 July 2025, an annual simple interest of 46.00% with a nominal amount of TRY 230,000 to qualified investors within Türkiye, without a public placement was completed, and the securities were transferred to the investor accounts on 27 March 2025.

The Company has used a loan in accordance with the loan agreement previously signed with Development Investment Bank of Türkiye on 23 September 2024, under this agreement, the Company has used EUR 18,500 loan on 5 February 2025 with an interest rate of 6M Euribor+2%.

The Company has used a loan in accordance with the loan agreement previously signed with China Development Bank on 30 September 2024, under this agreement, the Company has used CNY 103,000 loan on 13 March 2025 with an interest rate of 4.01%.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

13.	Loans and borrowings (continued)

The Company has used a loan in accordance with the loan agreement previously signed with HSBC Bank Middle East Limited and AB Svensk Exportkredit under the insurance of the Swedish Export Credit Agency (“EKN”) on 25 July 2024, under this agreement, the Company has used EUR 33,167 loan on 28 March 2025 with an interest rate of 6M Euribor+0.67%.

Turkcell Finansman issued a total TL 200,000 Sukuk Certificates on 06 February 2025, with a maturity date of 08 May 2025, and total TL 300,000 Sukuk Certificates on 19 March 2025, with a maturity date of 25 June 2025 following the approval from the CMB on 23 January 2025. On 23 January 2025, the CMB had granted approval for a total of TL 1,500,000, issuance limit remained from this TL 1,000,000 limit which was taken on 06 January 2025.

Turkcell Ödeme obtained approval from CMB on 21 November 2024 for the issuance of sukuk up to TRY 1,500,000. During 2025, Turkcell Ödeme issued several sukuks, each with in 2025 maturity for a total amount of TRY 500,000. Additionally, Sukuk amounting to TRY 200,000 were issued in 2025, and maturity occurred in March of the same year. As of 31 December 2025, the outstanding issuance limit is TRY 500,000.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

13.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 March 2025			31 December 2024
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
Unsecured Bank Loans	EUR	Unsecured Bank Loans	2025-2030	Euribor+2%-Euribor+4,0%	34,202,729	2025-2030	Euribor+2%-Euribor+4.0%	35,167,220
Unsecured Bank Loans	TRY	Unsecured Bank Loans	2025-2027	28.8%-56.4%	11,912,962	2025-2027	24.4%-67.3%	15,870,015
Unsecured Bank Loans	USD	Unsecured Bank Loans	2026-2029	Sofr+ 2%-Sofr+ 2.2%	5,554,834	2026-2029	Sofr+ 2.2%	5,626,016
Unsecured Bank Loans	CNY	Unsecured Bank Loans	2026-2028	5.2%-5.5%	2,805,133	2026-2028	5.2%-5.5%	2,828,761
Unsecured Bank Loans	EUR	Unsecured Bank Loans	2025	5.0%	415,103	2025	5.0%	407,380
Unsecured Bank Loans	USD	Unsecured Bank Loans	2026	2.6%	142,536	2026	2.6%	170,156
Secured bank loans	USD	Secured bank loans	2029-2033	1.5%-3.8%	4,258,846	2029-2033	1.5%-3.8%	4,559,441
Secured bank loans	CNY	Secured bank loans	2034	4.0%	2,426,845	2034	4.0%	1,944,271
Secured bank loans	EUR	Secured bank loans	2036-2037	Euribor+0.7%	2,455,053	2036	Euribor+0.7%	1,238,230
Secured bank loans	USD	Secured bank loans	2026-2028	Sofr+0,6% & Sofr+1,6%	740,071	2026-2028	Sofr+0.6% & Sofr+1.6%	867,801
Debt securities issued	USD	Debt securities issued	2025-2031	5.8%-7.7%	75,309,275	2025-2028	5.8%	37,546,884
Debt securities issued	TRY	Debt securities issued	2025	39.5%-46.0%	4,076,711	2025	42.0%-49.5%	3,305,798
Lease liabilities	TRY	Lease liabilities	2025-2070	7.5%-62.3%	5,419,430	2025-2069	7.5%-62.3%	4,358,281
Lease liabilities	BYR	Lease liabilities	2025-2028	10.8%-20.0%	570,248	2025-2037	10.8%-20.0%	511,621
Lease liabilities	EUR	Lease liabilities	2025-2034	2.9%-10.3%	376,392	2025-2034	2.9%-10.3%	385,621
Lease liabilities	USD	Lease liabilities	2025-2052	4.0%-10.1%	45,279	2025-2037	4.0%-11.6%	52,213
Lease liabilities	GBP	Lease liabilities	2025-2028	2.7%-5.9%	61	2025	2.7%-5.9%	67
					150,711,508			114,839,776

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

14.	Derivative financial instruments

The fair value of derivative financial instruments at 31 March 2025 and 31 December 2024 are attributable to the following:

	31 March 2025		31 December 2024
	Assets	Liabilities	Assets	Liabilities
Held for trading	2,566,035	718,913	2,161,990	551,770
	2,566,035	718,913	2,161,990	551,770

At 31 March 2025, short-term derivative assets of TL 2,747,545 also include a net accrued interest income of TL 181,510 and the short-term derivative liabilities of TL 706,068 also includes a net accrued interest income of TL 12,845.

At 31 December 2024, short-term derivative assets of TL 2,248,706 also include a net accrued interest income of TL 86,716 and the short-term derivative liabilities of TL 545,325 also includes a net accrued interest income of TL 6,445.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

14.	Derivative financial instruments (continued) Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 March 2025 and 31 December 2024 are as follows:

	31 March 2025			31 December 2024
	Notional value in			Notional value in
Currency	original currency	Fair value	Maturity	original currency	Fair value	Maturity
Cross currency swap contracts
USD Contracts	3,000	92,865	November 2025	4,000	125,079	November 2025
RMB Contracts	67,141	297,823	April 2026	67,141	301,513	April 2026

Currency forward contracts
USD Contracts	762,000	(102,961)	April 2025 - March 2026	405,000	(67,454)	January-December 2025
EUR Contracts	10,000	10,987	April 2025 - November 2025	20,000	(876)	November 2025

FX swap contracts
USD Contracts	403,662	165,291	April 2025	-	-	-
RMB Contracts	591,336	(40,023)	April - May 2025	290,949	28,921	February 2025
EUR Contracts	-	-	-	10,103	(10,564)	January 2025

Participating cross currency swap contracts
USD Contracts	89,644	465,240	November 2025 - April 2026	91,894	533,109	November 2025 - April 2026
EUR Contracts	665,137	575,223	October 2025 - April 2026	156,539	619,964	October 2025 - April 2026

Interest rate swap contracts
USD Contracts	858,911	436,124	April 2026 - April 2033	108,911	80,528	April 2026- April 2033

Options contracts
USD Contracts	20,000	(29,778)	April - December 2025	-	-	-
EUR Contracts	10,000	(23,545)	November 2025	-	-	--
XAU	3	(124)	April 2025	-	-	-
Derivatives held for trading		1,847,122			1,610,220

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

14.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts	Level 2	Pricing models based on discounted cash present value of the estimated future cash flows based on observable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

15.	Financial instruments Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	31 March 2025
	Contract Assets	Other Assets
Opening balance	6,014	725,265
Provision for impairment recognized during the year	1,246	263,891
Amounts collected	-	(132,036)
Receivables written off during the year as uncollectible	-	(118,531)
Effect of changes in exchange rates	-	29,019
Inflation adjustment	(580)	(67,667)
Closing balance	6,680	699,941

	31 March 2024
	Contract Assets	Other Assets
Opening balance	5,385	961,747
Provision for impairment recognized during the year	366	356,529
Amounts collected	-	(112,529)
Receivables written off during the year as uncollectible	-	(204,395)
Effect of changes in exchange rates	-	14,970
Inflation adjustment	(718)	(127,788)
Closing balance	5,033	888,534

Movements in the provision for impairment of trade receivables, subscriber receivables, other assets and cash and cash equivalents from financial services are as follows:

	31 March 2025	31 March 2024
Opening balance	177,741	258,198
Provision for impairment recognized during the year	119,542	65,879
Amounts collected	(59,191)	(31,886)
Receivables transferred with receivables transfer contract (*)	(51,944)	(16,693)
Inflation adjustment	(16,430)	(55,847)
Closing balance	169,718	219,651

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2024. Transferred doubtful receivables comprise of balances for which Turkcell Finansman initiated legal proceedings.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

15.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 March 2025
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	413,784	67,039	-
Due from related parties - current	103	-	-
Trade receivables and contract assets	24,956	22,680	-
Other current assets	7,928	1,993	-
Cash and cash equivalents	1,654,494	858,011	97
	2,101,334	949,734	97
Foreign currency denominated liabilities
Loans and borrowings - non-current	(191,388)	(622,419)	(877,472)
Debt securities issued - non-current	(1,413,179)	-	-
Lease obligations - non-current	(1,186)	(8,016)	-
Other non-current liabilities	(38,339)	-	-
Loans and borrowings - current	(91,840)	(299,460)	(134,418)
Debt securities issued - current	(580,944)	-	-
Lease obligations - current	(13)	(1,231)	-
Other current liabilities	-	(7,364)	-
Trade and other payables - current	(178,400)	(51,840)	(287,950)
Due to related parties	-	(11,505)	-
	(2,495,289)	(1,001,835)	(1,299,840)

Financial liabilities defined as hedging instruments	5,995	116,223	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	362,391	(405,664)	658,478
Currency forward contracts	372,368	-	-
Net exposure	346,799	(341,542)	(641,265)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

15.	Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TL, BYN and EUR against the following currencies as at 31 March 2025 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 March 2025
	Profit/(Loss)		Equity
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	1,309,707	(1,309,707)	-	-
2- Hedged portion of USD risk (-)	-	-	(22,642)	22,642
3- USD net effect (1+2)	1,309,707	(1,309,707)	(22,642)	22,642

4- EUR net asset/liability	(1,390,141)	1,390,141	-	-
5- Hedged portion of EUR risk (-)	-	-	(242,775)	242,775
6- EUR net effect (4+5)	(1,390,141)	1,390,141	(242,775)	242,775

7- Other foreign currency net asset/liability (RMB)	(331,566)	331,566	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9- Other foreign currency net effect (7+8)	(331,566)	331,566	-	-
Total (3+6+9)	(412,000)	412,000	(265,417)	265,417

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

15.	Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature.

Financial liabilities:

As at 31 March 2025 and 31 December 2024; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying amount	Fair value
As at 31 March 2025:
Bank loans	9,890,045	9,912,226
Debt securities	75,309,275	75,777,106

	Carrying amount	Fair value
As at 31 December 2024:
Bank loans	9,784,767	9,776,264
Debt securities	37,546,884	37,325,884

16.	Guarantees and purchase obligations

At 31 March 2025, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 4,743,299 (31 December 2024: TL 4,713,211). Payments for these commitments will be made within 5 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 21,492,337 at 31 March 2025 (31 December 2024: TL 22,575,951).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 31 March 2025, the remaining investment commitment is amounting to USD 73,893 (TL equivalent of 2,790,599).

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

17.	Commitments and Contingencies (continued)

The amounts related to the investigations, lawsuits, and inquiries shared below are disclosed with their nominal values as of 31 March 2025.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment, the application has rejected. The lawsuit filed against the rejection act, was finalized in favor of the Company.

As a result of this case, the Company, filed a lawsuit for the collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest. The Court decided to return TL 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The lawsuit is ongoing in the appeal stage.

Disputes regarding the Law on the Protection of Competition

The Competition Board evaluated Articles 4 and 6 of Law No. 4054 regarding the Company and imposed an administrative fine of 91,942 TL in June, 2011 on the ground that the Company violated Article 6. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself but the case was finalized against the Company in both the first-instance court and appeal stage. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TL 47,780 part of the administrative fine has been deducted from the receivables that the Company has earned as a result of another lawsuit. The remaining TL 44,162 part of the administrative fine was paid in April 2022.

On the other hand three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, a settlement was reached through mediation on 19 April 2024, and 130,000 TL was paid by the Company on 3 May 2024. Accordingly, in the lawsuit between the parties, the court decided that there was no need to decide on the merits of the lawsuit that was not subject to mediation and the decision became final.

Among these cases, in the case filed for the compensation of total TL 500 material damages, the Company objected to expert the report and the files has been sent to a new expert committee. The expert report has been submitted to the case file. The parties have duly filed objections to the expert report within the specified timeframe. In accordance with the parties objections, the court has resolved to obtain an additional report from the same expert panel. The case file is currently undergoing expert examination. The other case was finalized in favor of the Company.

On the other hand, a third party filed a lawsuit for the cancellation of the part of the Competition Board stating that the Company did not violated Article 4 and the Council of State cancelled this part of the decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 in 2019, on the ground that the Company violated Article 4. Afterwards, The Competition Authority accepted some of the objections and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine that amount of TL 61,294 was paid discount, in the amount of TL 45,971. A decision was made against the Company at the first instance and appeal stages in the lawsuit that filed for cancellation of the fine. The appeal process is pending..

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

17.	Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman's agreements for the labour market

The Competition Authority initiated an investigation to ascertain whether there was a breach of Article 4 of Law No. 4054 through the establishment of gentleman's agreements within the labor market. The Investigation Report was formally served to the Company on 7 May 2023. In response, the Company submitted its written defense concerning the findings and conclusions, and an oral defense hearing was conducted on 13 February 2024. Following the investigation, it was resolved on 27 February 2024 to impose an administrative fine of TL 57,301 on the Company. This amount has been recognized as a liability in the consolidated financial statements dated 31 March 2025 and will be remitted subsequent to the notification of the reasoned decision.

ICTA Investigations Regarding the R&D Obligations

ICTA conducts annual investigations to examine whether the company fulfills its obligations arising from the relevant legislation regarding the provision of a certain portion of its investments in the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SME suppliers established to develop products or systems in Turkey, and a certain portion from products determined to be certified as domestic goods within the framework of the relevant legislation. As a result of the audits carried out for the 2013-2018 period, a total of TL 95,487 administrative fines were imposed on the company, and these fines were paid in the amount of TL 71,615 by taking advantage of the early payment discount, but the legal processes initiated for the cancellation of the fines are ongoing. In addition, ICTA conducts routine investigations regarding 3G and 4.5G investment obligations. This review process is ongoing for the periods 2018-2021.

Refunds Investigation

ICTA examined whether the refund transactions to subscribers were in compliance with the Board Decisions regulating the refund procedures for postpaid and prepaid subscribers. As a result of the investigation, the Board imposed various administrative fines on the Company for the periods 2010-2018. The related administrative fines were paid in the previous years and the amount stated to be underpaid to the subscribers was paid on May 18, 2023 in the amount of TRY 98,333 together with late payment interest. The legal process initiated by the company, requesting the cancellation of the relevant transaction and the fine, is pending in the appeal stage.

Turkcell and Superonline are currently undergoing refund investigations on a similar matter and Turkcell is currently undergoing an ongoing investigation on the Return of Remaining TRY on Prepaid Lines (01.03.2019-30.04.2021 Period). Verbal defense meetings were held on 29 April 2025 within the scope of the Refund Insvestigations (Board Decision No. 57) against Turkcell and Superonline. The verbal defense meeting for the ongoing Investigation on Return of Remaining TRY on Prepaid Lines regarding Turkcell was held on 18 February 2025. On the other hand, the Investigation on Return of TRY Remaining on Prepaid Lines for the next period (01.05.2021-30.09.2022 Period) has been initiated for our Turkcell the Investigation Report including the findings of violations was notified to our Company on 25 Nisan 2025.

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA imposed an administrative fine of TL 99,132 on the Company. The administrative fine was paid on 31 January 2024 as TL 74,349 with early payment discount. The Company filed five separate lawsuits in total for the cancellation of the administrative fines and related transactions. The cases are pending. The examination process of a similar investigations about Number Porting (Turkcell) Subscription Agreements (Superonline) are also ongoing.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

17.	Commitments and Contingencies (continued)

ICTA – Investigation on Idendity Verification Regulation

The ICTA stated that Turkcell and Superonline failed to comply with the face-to-face verification procedures of the Identity Verification Regulation and recorded biometric data in their subscription processes. It was assessed that administrative fines could be imposed on Turkcell and Superonline for four separate violations.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision "...national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.". Our written defenses were submitted to the ICTA on 11 March 2024. The investigations are ongoing. Within the scope of the investigation, a verbal defense meeting was held on 3 December 2024.

Violation of Board Decision (Board Decision No. 412 – NetGSM) Inspection

An investigation was initiated against our Company for not providing services (In violation of the relevant legislation and the Board Decision No. 2024/UK-ETD/412) to Netgsm's subscribers who want to receive services from our network through new subscription or number portability within the scope of the Virtual Mobile Network Service (VMMS) authorization. Within the scope of the investigation, our written explanations regarding the violation determination were prepared and submitted to the ICTA. On 14 January 2025, a verbal defense meeting was held. A lawsuit has been filed for the annulment of Board Decision No. 2024/UK-ETD/412, and no decision has been made yet.

Other Investigations Conducted by ICTA

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have already been concluded is presented below.

a) Investigation of compliance with the criteria and target values defined in the legislation regarding 3N and 4.5N Mobile Communication Systems,

b) Investigation of compliance with the obligation regarding mobile service quality notifications,

c) Investigation on whether the Company fulfills its obligations in relation to Value Added Electronic Communication Services,

d) Investigation of compliance with the legislation regarding subscription termination processes,

e) Investigation Regarding the Non-Blocking of Calling Line Identification (CLI) in Violation of the Relevant Provisions of the Principles and Procedures for the Use of Calling Line Information as CLI

All administrative fines imposed as a result of routine or specific inspections conducted by ICTA have been paid with early payment discount, and legal proceedings initiated for some of them in line with the opinions of the legal counsel for their cancellation are ongoing. The total amount of the related administrative fines paid in the past period is TL 29,628.

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have not been concluded is presented below.

a) Investigation regarding the compliance of the works and transactions carried out in the processes from the submission to the finalization of the facility sharing request with the relevant legislation,

b) Investigation of whether the obligations defined in the Regulation on Consumer Rights in the Electronic Communications Sector and other relevant legislation regarding committed subscriptions are fulfilled,

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

17.	Commitments and Contingencies (continued)

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. On the other hand, additional TL 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason. The process is ongoing.

General Assessment of Ongoing Litigation and Investigation

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, there is no additional provision recognized in the consolidated financial statements as at and for the period ended 31 March 2025 (31 December 2024: TL 249,519). The provision allocated for ongoing investigations, inquiries, lawsuits, and audits represents the Company Management's best estimate; however, the results of these proceedings may differ from the Group's assessments.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

18. Related parties

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers. There are no loans to key management personnel as of 31 March 2025 and 31 December 2024.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 March 2025	31 March 2024
Short-term benefits	101,314	106,524
Long-term benefits	224	-
Termination benefits	98	178
	101,636	106,702

The following transactions occurred with related parties:

Revenue from related parties	31 March 2025	31 March 2024
Türk Telekom Mobil Iletisim Hizmetleri A.S. (“TT Mobil”) (*)	314,804	452,724
Enerji Piyasaları İşletme A.S. (“EPIAS”)(*)	186,680	105,977
Türk Hava Yolları A.S. (“THY”) (*)	118,780	104,691
Gunes Express Havacilik A.S. (“Sun Express”) (*)	61,478	61,462
Ziraat Bankası A.S. (“Ziraat Bankası”) (*)	57,469	55,489
Turk Telekomunikasyon A.S. (“TT”)(*)	42,999	30,757
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S.(“Turksat”)(*)	35,201	53,554
TOGG (**)	34,028	16,780
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	23,061	536
Turkiye Hayat ve Emeklilik A.S.(*)	17,624	31,974
Türkiye Sigorta A.Ş. ("Türkiye Sigorta")(*)	15,937	20,243
Turkiye Vakiflar Bankası TAO (“Vakifbank”)(*)	10,618	10,656
Turkiye Halk Bankası A.S. (“Halkbank”) (*)	7,992	9,974
Ziraat Katilim Bankasi A.S. (“Ziraat Katilim”)(*)	3,183	2,635
BIST (*)	3,875	5,180
Other	11,644	18,561
	945,373	981,193

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

18. Related parties (continued)

Related party expenses	31 March 2025	31 March 2024
EPIAS (*)	681,012	238,178
Türk Telekomünikasyon A.S (*)	581,317	549,359
TT Mobil (*)	332,550	354,579
Istanbul Takas ve Saklama Bankasi A.S. ("Takasbank") (*)	70,991	458,233
PTT (*)	37,302	32,858
Turksat (*)	24,658	17,652
Boru Hatları ile Petrol Tasıma A.S. (“BOTAS”) (*)	-	26,613
Others	607,246	217,320
	2,335,076	1,894,792

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

(**) Related parties which is associate.

Details of the financial assets and liabilities with related parties as of 31 March 2025 and 31 December 2024 are as follows:

Details of the financial assets and liabilities with related parties

	31 March 2025	31 December 2024
Banks - Time deposits	20,585,694	28,226,981
Banks - Demand deposits	1,143,895	893,195
Currency protected time deposit	2,144,841	3,447,488
Receivables from reverse repo	52,175,481	13,619,128
Financial investment	2,563,747	1,865,728
Bank borrowings	(8,406,750)	(10,623,772)
Debt securities issued	(1,187,497)	(1,018,744)
Lease liabilities	(924,435)	(123,239)
Impairment loss provision	(4,710)	(4,095)
	68,090,266	36,282,670

As of 31 March 2025, the amounts of letters of guarantee given to the related parties is TL 607,867 (31 December 2024: TL 644,429).

Details of the time deposits at related parties as of 31 March 2025 and 31 December 2024 are as follows:

Details of the time deposits at related parties

	31 March 2025	31 December 2024
Ziraat Bankasi	9,679,408	6,947,220
Ziraat Katilim Bankasi A.S.	5,117,114	4,632,331
Vakifbank	3,884,151	9,638,844
Halkbank	1,905,021	7,008,586
	20,585,694	28,226,981

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

18. Related parties (continued)

Details of the time deposits at r elated parties

Amount in Original		Effective		31 March
Currency	Currency	Interest Rate	Maturity	2025
182,633	USD	4.3%	April 2025	6,918,274
217,976	EUR	2.8%	April - May 2025	8,882,831
4,733,909	TL	42.9%	April - May 2025	4,784,589
				20,585,694

Details of the bank borrowings at related parties

		Effective		31 March
Principle Amount	Currency	Interest Rate	Maturity	2025
5,982,000	TL	41.0% - 56.0%	April 2025 - June 2025	7,014,507
235,000	TL	53.1%	August 2027	243,381
1,130,000	TL	46.0% - 46.5%	April 2025	1,135,554
11,981	TL	28.8% - 29.3%	April 2025	13,308
				8,406,750

Details of the debt securities issued at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 March 2025
1,100,000	TL	42.0% - 44.5%	April 2025 - July 2025	1,187,497
				1,187,497

Details of the lease liabilities at related parties

Currency	Effective Interest Rate	Payment Period	31 March 2025
TL	12.8% - 62.3%	2025 - 2034	924,435
			924,435

Interest income from related parties:

	31 March	31 March
	2025	2024
Vakifbank	471,112	987,650
Ziraat Bankasi	470,735	283,403
Ziraat Katilim	255,122	55,421
Halkbank	197,285	278,844
Other	278	258
	1,394,532	1,605,576

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

18. Related parties (continued)

Interest expense to related parties:

	31 March	31 March
	2025	2024
Vakifbank	506,249	347,602
Halk Varlık Kiralama A.S. ("Halk Varlık Kiralama")	66,266	166,613
Ziraat Bankasi	1,774	38,956
Halkbank	1,755	7,663
Other	73	5,789
	576,117	566,623

The revenues obtained from the related parties of the Group generally consist of telecommunications services, call center services, and other services. The transactions between the Group and EPİAŞ involve the provision of energy services; the transactions with BOTAŞ involve the provision of infrastructure services; the transactions with Halk Bank, Ziraat Bank, Ziraat Investment, and Vakıfbank involve banking services; the transactions with Türksat involve telecommunications services; and the transactions with BIST arise from stock exchange activities. The receivables from related parties are unsecured.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

19. Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 31 March 2025 and 31 December 2024 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		31 March	31 December
Name	Incorporation	Business	2025 (%)	2024 (%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Turkcell Satış	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Ödeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell Bulut	Türkiye	Cloud solutions services	100	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Müzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Türkiye	Develop software products and services, training software developers	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasian	Netherlands	Telecommunications investments	100	100
Kıbrıs Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Technologies	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Rehberlik (*)	Türkiye	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Paycell LLC (**)	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
Sofra	Türkiye	Meal coupons and cards	100	100
Artel	Türkiye	Data processing	100	100
Ultia	Türkiye	Information technology	100	100
TDC	Türkiye	Data processing	100	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100

			Effective Ownership Interest
Associate	Country of		31 March	31 December
Name	Incorporation	Business	2025 (%)	2024 (%)
TOGG	Türkiye	Electric passenger car development, production and trading activities	23	23

(*) The liquidation process of Rehberlik Hizmetleri Servisi A.Ş. was completed as of 11 March 2025.

(**) As of 27 January 2025, it was decided to liquidate Paycell LLC, established in Ukraine.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

20. Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

	31 March 2025	31 December 2024
Associates
TOGG	4,962,741	5,826,750

	31 March 2025	31 March 2024
Opening balance	5,826,750	9,327,337
Shares of profit	(864,009)	(77,206)
Closing balance	4,962,741	9,250,131

21. Discontinued operations

As per the Group's Board of Directors' decision dated 20 December 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group's wholly owned subsidiaries.

As of 9 September 2024, cash amounting to TL 17,777,962, was received by the Group in accordance with the share purchase agreement.

As at 31 March 2024, the statement of profit or loss of a disposal group for the year are presented below:

31 March 2024
Revenue	3,514,091
Cost of revenue	(2,268,988)
Gross profit	1,245,103

Selling and marketing expenses	(205,829)
Administrative expenses	(119,844)
Other operating income/(expense), net	18,364
Operating profit	937,794
Net finance costs / income	(60,844)
Profit before income tax	876,950
Tax benefit /(expense)	(130,306)
Profit/(loss) for the year from discontinued operations	746,644

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS INTERIM PERIOD ENDED 31 MARCH 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 March 2025 unless otherwise stated.)

21. Discontinued operations (continued)

The net cash flows incurred by the disposal group are, as follows:

31 March 2024
Cash flows from operating activities	2,194,144
Cash flows from investing activities	(824,548)
Cash flows from financing activities	(541,128)
Net cash (outflow)/inflow	828,468

1 January- 31 March 2024
Foreign currency translation reserve	9,056,443
9,056,443

22. Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year. Recently, however, due to changing market dynamics, such as the Information Technologies and Communications Authority (“ICTA”)’s intervention in tariffs and increasing competition in the Turkish telecommunications market, the effects of seasonality on the Company’s subscribers’ mobile communications usage has decreased.

23. Subsequent events

Turkcell Superonline, has been awarded in the "BOTAŞ Leasing of Fibres in the Fibre Optic Cable Infrastructure" tender issued by BOTAŞ. The new tender, concerning the relevant infrastructure that has been in use by Turkcell Superonline since 2009, ensures that it will continue to be operated by the Company for the next 15 years. The tender value has been set at USD 25,500 annually.

Within the scope of the issue limit of TRY 8,000,000 approved by the Capital Markets Board; the book building of the financing bond issuance of the Company with a maturity date of 13 August 2025, an annual simple interest of 49.75% with a nominal amount of TRY 900,000 to qualified investors within Türkiye, without a public placement was completed, and the securities will be transferred to the investor accounts on 9 May 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 12, 2025	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 12, 2025	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 12, 2025	By:	/s/ Nuri Burak Konuk

		Name:	Nuri Burak Konuk
		Title:	Group Financial Reporting Director